A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
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Washington, D.C. 20549
U.S.A.

05010292

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2005-08-04

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's press Release: "Organic growth increased in all business sectors – Henkel stays the course with second-quarter results."

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

Encl.

Anne Brauers
04.08.2005 09:39
Entscheidung erforderlich ? ☐ ja

An:
Kopie:
Thema: WG: Press release "Henkel stays the course with second-quarter results"

VCmail@HENKEL
03.08.2005 07:34
Entscheidung erforderlich ?

An:
Kopie: (Blindkopie: Heinz Nicolas/DE/EMEA/HENKEL)
Thema: Press release "Henkel stays the course with second-quarter results"

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel stays the course with second-quarter results", which we distributed to the media.

Please pass this information on to your staff as appropriate.

With my very best regards

Ernst Primosch

Press Release

Organic growth increased in all business sectors

Henkel stays the course with second-quarter results

In the second quarter of 2005, the Henkel Group was once again able to report significant increases in both sales and operating profit. Net earnings for the quarter and earnings per share were also above the prior-year level.

"The positive development of the first quarter has continued in the second quarter. We have markedly increased organic growth thanks to a number of successful product innovations," said Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "Aside from the good developments ongoing in our growth regions, the positive trend in Europe – including Germany – has also continued. Both this and our strengthened market positions make me confident that we will meet our targets for 2005."

Düsseldorf – In the second quarter of 2005, the Henkel Group generated **sales** of 3,009 million euros. This represents a 10.0 percent increase above the prior year, after adjusting for foreign exchange. Organic growth (adjusted for foreign exchange and acquisitions/divestments) amounted to 3.3 percent this quarter, following the 1.5 percent achieved in the first quarter. All business sectors contributed to this positive development.

At 296 million euros, **operating profit (EBIT),** adjusted for foreign exchange, was 14.0 percent above the comparable prior-year figure, again with all business sectors contributing.

Return on sales (EBIT) rose by 0.3 percentage points to 9.8 percent compared with the previous year. **Return on capital employed (ROCE)** increased by 2.0 percentage points to 13.8 percent, due particularly to the improvement in operating profit and a slight decrease in capital employed. Income from participations fell from 56 million euros to 21 million euros due to the absence of earnings from the former Clorox investment. Net interest expense improved slightly from –49 million euros to –46 mil-lion euros. Overall, **financial items** fell from 7 million euros to –25 million euros.

With a **tax rate** of 25.8 percent, **net earnings for the quarter** after minority interests amounted to 196 million euros, 0.5 percent above the comparable prior-year figure. **Earnings per preferred share** increased by 0.7 percent to 1.38 euros.

Developments by Business Sector

Sales of the **Laundry & Home Care** business sector, after adjusting for foreign exchange, rose by 8.9 percent, before adjustment by 7.9 percent above the prior-year quarter to 1,012 million euros. Both the businesses acquired from Clorox and organic sales growth increased to 2.5 percent contributed to this. Operating profit, adjusted for foreign exchange, rose by 17.1 percent versus the comparable prior-year figure. The *heavy-duty detergents* business continued to perform well, with particularly good results coming from Eastern Europe and Latin America. The *special detergents* business encountered difficulties in Western Europe and the USA. By contrast, business performance was again very positive in Eastern Europe, and also in Latin America where the Mas brand – acquired in Mexico in 2004 – made a major contribution to the upward trend. With the pan-European rollout of Somat 5 and the expansion of the Bref Power Cleaner range, the *household cleaners* business was again the primary growth driver.

Sales of the **Cosmetics/Toiletries** business sector exceeded the prior-year figure by 4.1 percent after adjusting for foreign exchange. Before adjustment it rose by 3,4 percent to 684 million euros. This was primarily due to organic sales growth increased to 3.1 percent, with Germany, Eastern Europe and the Middle East the primary contributors. Operating profit, adjusted for foreign exchange, rose by 3.4 percent versus the comparable prior-year figure. In Europe, the *hair cosmetics* business portfolio was complemented through the introduction of the innovative colorant Poly Color Revital. In the *body care* business, the re-launch of the Fa care series showed a positive development. With new products, the *skin care* business under the Diadermine brand once again exhibited strong growth. In the *oral care* business, Theramed benefited from the launch of the Perfect Whitening Pen. The *hair salon* business was further expanded thanks to the overall positive development in Europe and a revamp of the Indola brand.

Sales of the **Consumer and Craftsmen Adhesives** business sector increased by 17.2 percent after adjusting for foreign exchange. Before adjustment sales rose by 17.0 percent to 427 million euros, with organic growth amounting to 4.5 percent. Operating profit adjusted for foreign exchange was 12.4 percent above the

comparable prior-year figure. In the *adhesives and adhesive tapes for home, school and office* segment, the cyanoacrylates business generated positive impetus in Eastern Europe. Work also started on the international launch of a new range of adhesive tapes, with the initial focus on Europe. In the *adhesives and sealants for DIY and craftsmen* segment, higher growth rates achieved outside Europe offset the market weakness encountered in Western Europe. In North America, the acquired Sovereign businesses were major contributors to the generally positive performance. The *building adhesives* business developed very well, with the highest growth rates recorded in Eastern Europe.

Sales of the **Henkel Technologies** business sector adjusted for foreign exchange rose by 14.5 percent and by 13.5 percent to 825 million euros before adjustment, driven both by acquisitions and a 4.4 percent organic growth. Operating profit adjusted for foreign exchange was 8.9 percent above the comparable prior-year figure. The *automotive* business was further expanded. Adhesives and sealants especially developed for the *aerospace industry* passed the test of the inaugural flight of the Airbus A380. Lead-free soldering pastes for the *electronics industry* continued to enjoy success. Major customers operating on a worldwide scale have now issued the appropriate approvals for their production. The introduction of innovative surface protective products attracted new customers in the European and American *steel industry* . Henkel's activities in the *durable goods* market developed well due to the revival of Europe's furniture industry. Business with film laminating adhesives for *consumer goods* packaging continued to perform very positively. In the *industrial maintenance, repair and overhaul* segment, Henkel expanded its market share through the introduction of new products.

Regional Performance

Sales in the **Europe/Africa/Middle East** region, after adjusting for foreign exchange, increased by 5.5 percent, and by 5.6 percent to 1,879 million euros before adjustment. Aside from further double-digit growth in Eastern Europe, Western Europe also improved sales, supported by positive sales dynamics in Germany. In the **North America** region, sales increased by 18.7 percent after adjusting for

foreign exchange, and by 14.2 percent to 672 million euros before adjustment. The rise is primarily due to the acquisitions of Sovereign and the Clorox businesses. Consequently, the Laundry & Home Care, Consumer and Craftsmen Adhesives and Henkel Technologies business sectors each reported substantial improvements. With ongoing economic revival in **Latin America**, all business sectors reported a double-digit percentage growth rate in sales. Regional sales after adjusting for foreign exchange rose by 17.2 percent, and by 19.4 percent before adjustment, amounting to 148 million euros. In the **Asia-Pacific** region, sales after adjusting for foreign exchange were 24.0 percent above the prior-year quarter. At 249 million euros, the increase before adjustment was 24.5 percent. All business sectors contributed to this growth, particularly Laundry & Home Care, which profited from the insecticide business in South Korea, acquired from Clorox.

Major Participation

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel holds a participating interest of 28.4 percent, realized sales of 1,159 million US dollars in the second quarter of 2005. This corresponds to an increase of 11.1 percent compared with the prior year. Net earnings for the quarter rose by 10.6 percent to 86.6 million US dollars. The market value of this participation as of June 30, 2005, translated to around 1.9 billion euros.

Outlook

The Henkel Group confirms its sales and profit forecast for 2005. Henkel intends to grow more strongly than its respective markets. The Henkel Group expects to achieve organic sales growth (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent for fiscal 2005.

Before exceptional items, Henkel expects operating profit (EBIT) to undergo an increase in the high teens percentage range after adjusting for foreign exchange. It should be noted here that, since January 1, 2005, EBIT will generally increase due to the elimination of scheduled goodwill amortization. The comparable EBIT for 2004

is therefore 1,000 million euros.

With the absence of the income from the Clorox participation, Henkel expects earnings per preferred share (EPS) to remain at the high level of the previous year. The basis for this forecast is earnings per preferred share before goodwill amortization and exceptional items, i.e. a comparable EPS of 5.21 euros.

August 3, 2005

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Tel.: +49 211-797-3533
Fax: +49 211-798-2484
press@henkel.com
http://financialreports.henkel.com

Lars Witteck
Tel.: +49 211-797-2606
Fax: +49 211-798-9208

Presseinformation

We distributed this information to MC 1 - 3 world

Information for Our Shareholders

Q2

April – June 2005

Quality Worldwide



Henkel

A Brand like a Friend

Henkel Group: Financial Highlights

in million euros

	Q 2/2004	comparable Q 2/2004	Q 2/2005	Change[1]	comparable 1 – 6/2004	1 – 6/2005	Change[1]
Sales	**2,756**	**2,756**	**3,009**	**9.2 %**	**5,099**	**5,746**	**12.7 %**
Operating profit (EBIT)	**198**	**262**	**296**	**13.2 %**	**467**	**561**	**20.0 %**
Laundry & Home Care	67	88	103	16.0 %	158	210	32.7 %
Cosmetics/Toiletries	61	82	84	2.0 %	133	152	14.3 %
Consumer and Craftsmen Adhesives	35	41	46	13.0 %	82	87	5.7 %
Henkel Technologies	69	85	92	8.3 %	156	170	8.6 %
Return on sales (EBIT) %	**7.2**	**9.5**	**9.8**	**0.3 pp**	**9.2**	**9.8**	**0.6 pp**
Earnings before tax	**205**	**269**	**271**	**0.7 %**	**485**	**497**	**2.5 %**
Net earnings for the quarter/half year	**135**	**199**	**201**	**1.0 %**	**358**	**369**	**3.1 %**
Net earnings after minority interests	**131**	**195**	**196**	**0.5 %**	**352**	**361**	**2.6 %**
Earnings per preferred share in euros	**0.92**	**1.37**	**1.38**	**0.7 %**	**2.47**	**2.54**	**2.8 %**
Earnings per ordinary share in euros	**0.91**	**1.35**	**1.37**	**1.5 %**	**2.44**	**2.51**	**2.9 %**
Return on capital employed (ROCE) %	**11.8**	**11.8**	**13.8**	**2.0 pp**	**13.2**	**12.9**	**–0.3 pp**
Investments in property, plant and equipment	**72**	**72**	**103**	**43.1 %**	**145**	**173**	**19.3 %**
Research and development costs	**69**	**69**	**81**	**17.4 %**	**133**	**154**	**15.8 %**
Number of employees (as of June 30)	50,983	50,983	51,957	1.9 %	50,983	51,957	1.9 %

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights Second Quarter 2005

Innovations


NEW NEW NEW
Silan

Persil with the freshness of Silan



got2b hair care line


Pritt
EasyStart
Always find the end!

Pritt Easy Start


Liofol

Liofol: a new generation of laminating adhesives

Key Financials

- Sales adjusted for foreign exchange: +10.0 percent; encouraging organic growth of 3.3 percent
- Comparable operating profit (EBIT) adjusted for foreign exchange: +14.0 percent
- Earnings per preferred share (EPS): +0.7 percent
- Sales and profit forecast for the full fiscal year confirmed

Key Facts

- Broad-based organic sales growth across all business sectors
- Continuing improvement in Europe and Germany
- Double-digit sales growth in North America, Latin America, Eastern Europe and Asia-Pacific
- Operating profit in all business sectors increased

Pursuant to IFRS 3 – "Business Combinations" – effective fiscal year 2005 goodwill is no longer subject to scheduled amortization; instead it must be reviewed at least annually for impairment on the basis of impairment tests. For better comparability, the figures both for the first half year and for the second quarter of 2004 have been shown with an additional column depicting the situation before goodwill amortization.

Business Performance Second Quarter 2005

Underlying Trading Conditions

World Economy

World economic output during the second quarter exhibited virtually constant growth with an increase of a good 3.0 percent. US gross domestic product again rose by about 3.5 percent. The growth rate in Europe was around 1.5 percent. Momentum in Germany remained low with output increasing at less than 1.0 percent. Several Asian countries registered accelerated growth, resulting in an improvement of total GDP for the region of more than 3.0 percent. Japan constituted an exception with growth of only 1.0 percent. Economic development in Latin America remained positive with a growth rate of 4.0 percent.

Sector Development

Consumer spending in Europe remained sluggish, exhibiting little change from the first quarter. Private consumption in Germany continued to stagnate. In the USA and the other regions, however, consumer spending experienced an upturn.

Industry remained the more dynamic growth driver in most regions. In Europe, industrial production slightly exceeded the level of the previous year. Growth in the USA and in Asia eased somewhat from a high base. By contrast, industrial production in Latin America once again improved significantly.

There was a slight revival in automotive production due to higher production figures in the USA and Asia. Conversely, automotive production in Europe fell to slightly below the level of the previous year. There was a small degree of growth in the paper and packaging industries. The electronics industry was unable to build on the high growth rates of the previous year. Europe's construction sector remained sluggish with a further decline in German building output. In the other regions, however, the construction industry achieved high growth rates.

Business Performance

Sales and Profit

In the second quarter of 2005, Henkel Group sales increased, adjusted for foreign exchange, by 10.0 percent. All business sectors reported a significant improvement in sales. Organic growth, i.e. growth adjusted for foreign exchange and acquisitions/divestments, exhibited a gratifying increase of 3.3 percent after 1.5 percent in the first quarter. Our acquisitions also contributed to the growth in sales: the household cleaner and insecticide businesses acquired from Clorox supported growth in the Laundry & Home Care business sector, while our Consumer and Craftsmen Adhesives and Henkel Technologies business sectors profited from the Sovereign acquisition.

Compared with the prior-year quarter, gross margin fell by 1.1 percentage points to 45.9 percent. This decrease is due in particular to increasing raw material costs. There was a disproportionately low increase in marketing, selling and distribution costs, accompanied by a gratifying decrease in administrative expenses and restructuring costs. This resulted in an increase in operating profit (EBIT), after adjusting for foreign exchange, of 14.0 percent above the comparable prior-year figure, with all business sectors contributing.

Return on sales (EBIT) rose compared with the previous year by 0.3 percentage points to 9.8 percent. Return on capital employed (ROCE) increased by 2.0 percentage points to 13.8 percent. This was due in particular to the improvement in operating profit and a decrease in capital employed. With the exception of Consumer and Craftsmen Adhesives, all business sectors reported an increase in ROCE.

Sales[1] in million euros

	Q 2	1 – 6
2005	**3,009**	**5,746**
2004	**2,756**	**5,099**
Change versus previous year	9.2 %	12.7 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 2	1 – 6
Change versus previous year	9.2 %	12.7 %
Foreign exchange	–0.8 %	–1.0 %
after adjusting for foreign exchange	10.0 %	13.7 %
acquisitions/divestments	6.7 %	11.2 %
organic[1]	3.3 %	2.5 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 2	1 – 6
2005	**296**	**561**
2004 comparable	**262**	**467**
Change versus previous year	13.2 %	20.0 %
after adjusting for foreign exchange	14.0 %	21.1 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 2	1 – 6
2005	**9.8 %**	**9.8 %**
2004 comparable	**9.5 %**	**9.2 %**
Change versus previous year	0.3 pp	0.6 pp
after adjusting for foreign exchange	0.4 pp	0.6 pp

pp = percentage points

Net earnings after minority interests in million euros

	Q 2	1 – 6
2005	**196**	**361**
2004 comparable	**195**	**352**
Change versus previous year	0.5 %	2.6 %

Earnings per preferred share in euros

	Q 2	1 – 6
2005	**1.38**	**2.54**
2004 comparable	**1.37**	**2.47**
Change versus previous year	0.7 %	2.8 %

Income from participations fell from 56 million euros to 21 million euros due to the absence of earnings from our previous Clorox investment. Net interest expense improved slightly from – 49 million euros to – 46 million euros. Overall, financial items fell from 7 million euros to – 25 million euros.

With the tax rate decreasing slightly to 25.8 percent, net earnings for the quarter exceeded the comparable prior-year figure by 1.0 percent, rising to 201 million euros. Net earnings for the quarter after minority interests amounted to 196 million euros. Earnings per preferred share increased by 0.7 percent to 1.38 euros.

Acquisitions

Effective June 30, 2005, Henkel acquired a 49-percent shareholding in Polybit Industries Ltd. Headquartered in the United Arab Emirates, Polybit Industries is a leading manufacturer of waterproofing materials for the construction industry. This acquisition enables Henkel to profit from the veritable boom in the construction sector throughout the entire region. With a workforce of around 250 employees, Polybit Industries generated sales amounting to around 25 million euros last year.

Capital Expenditures

Investments in property, plant and equipment for continuing operations amounted to 103 million euros. A total of 5 million euros was invested in intangible assets.

Research and Development

Expenditures for research and development by the Henkel Group totaled 81 million euros. This represents 2.7 percent of sales (previous year: 2.5 percent).

Employees

As of June 30, 2005, the number of Henkel Group employees was 51,957. Eighty percent of personnel are located outside Germany.

Major Participation

Henkel has a 28.4 percent stake in Ecolab Inc., St. Paul, Minnesota, USA. In the second quarter of 2005, Ecolab reported sales of 1,159 million US dollars, an increase of 11.1 percent compared with the same quarter of the previous year. Net earnings for the quarter increased by 10.6 percent to 86.6 million US dollars. The market value of this participation as of June 30, 2005, amounted to around 1.9 billion euros.

Share Performance

The Henkel preferred share, which is listed in the German stock index (DAX), increased by 6.1 percent compared with the closing price for the first quarter of 2005, specifically from 69.75 euros to 74.02 euros. Over the same period, the DAX rose by 5.5 percent and the Dow Jones Euro Stoxx Consumer Goods Index increased by 2.6 percent. In the first half of 2005, the Henkel preferred share gained 15.7 percent, thus significantly outperforming the 7.8 percent rise of the DAX, and the 9.1 percent increase of the Dow Jones Euro Stoxx Consumer Goods Index.

Henkel preferred share Q 2 2005 in euros


June
75
April
70
May
65
Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
3/31/2005
6/30/2005

Major Events

To take advantage of the currently attractive credit conditions and thus further improve our terms of financing, on April 29, 2005, Henkel arranged with an international bank syndicate a new credit facility amounting to 2.1 billion euros, replacing the two existing syndicated loan facilities.

In the inter-company competition "Success Factor Family 2005" organized by the Federal Ministry for Family Affairs, Senior Citizens, Women and Youth, Henkel earned the accolade of Germany's most family-friendly corporation. Henkel received the award – announced on May 24, 2005 – for exemplary corporate engagement in reconciling the demands of career and family.

Henkel came out on top in a sustainability league of DAX companies published on June 16, 2005. The rankings, prepared by the sustainable investment research agency Scoris, singled out Henkel as a "sustainability leader" based on exemplary marks awarded in the study categories of Customers and Quality, Environment and Social Involvement.

On June 30, 2005, the long-announced changes in the Henkel KGaA Management Board took place as planned: having reached retirement age, Dr. Klaus Morwind, Executive Vice President Laundry & Home Care, and Prof. Dr. Uwe Specht, Executive Vice President Cosmetics/Toiletries, stepped down from the Board. Dr. Friedrich Stara assumed responsibility for the Laundry & Home Care business sector; Hans Van Bylen for the Cosmetics/Toiletries business sector.

On July 6, 2005, Henkel was awarded second place among the DAX category of companies in the 2005 Investor Relations Awards conferred by the business magazine Capital. The citation underlined the credibility, quality and timeliness of our financial communications and the quality of our corporate governance.

Outlook

Underlying Trading Conditions

We continue to expect world economic growth in 2005 to be around 3 percent. In our estimation, the US economy is likely to remain one of the growth drivers. The outlook for Europe is that growth will remain slow. At this juncture it is uncertain as to whether the weakness of the euro relative to the US dollar can stimulate export demand. We anticipate higher rates of GDP increase in our growth regions of Eastern Europe, Asia and Latin America.

Due in particular to the continuing high crude oil price, we expect the situation in the raw material markets to remain tight. Our policy is therefore unchanged in that we will continue to adapt our market prices accordingly and implement the restructuring measures as planned.

We do not anticipate any significant revival in private consumption in Europe. However, we do expect consumer spending in other regions of the world to rise slightly.

Industrial output is likely to continue increasing. We anticipate a slight plus in automotive production, driven by the emerging markets. We also expect the steel and metals industry to further increase production. We anticipate a slight revival in the paper and packaging industries and also in the electronics sector. By contrast, we expect weaker growth in the construction industry in Western Europe, although this is likely to be partially offset by positive developments in other regions of the world.

Sales and Profit Forecast 2005

We confirm our sales and profit forecast for 2005. Our intention is to grow more strongly than our respective markets. The Henkel Group expects to achieve organic growth (sales adjusted for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2005.

We expect operating profit (EBIT) before exceptional items to increase in the high teens percentage range after adjusting for foreign exchange. It should be noted here that, since January 1, 2005, EBIT will generally increase due to the elimination of scheduled goodwill amortization. The comparable EBIT for 2004 is therefore 1,000 million euros.

Despite the absence of income from our previous Clorox participation, we expect earnings per preferred share (EPS) to remain at the high level of the previous year. The basis for this forecast is earnings per preferred share before goodwill amortization and exceptional items, i.e. a comparable EPS of 5.21 euros.

Regional Performance

Henkel Group: Key figures by region[1], Second Quarter 2005 in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Group**
Sales April – June 2005	**1,879**	**672**	**148**	**249**	**61**	**3,009**
Sales April – June 2004	1,779	588	124	201	64	2,756
Change versus previous year	5.6 %	14.2 %	19.4 %	24.5 %	–	9.2 %
after adjusting for foreign exchange	5.5 %	18.7 %	17.2 %	24.0 %	–	10.0 %
Proportion of Group sales April – June 2005	**63 %**	**22 %**	**5 %**	**8 %**	**2 %**	**100 %**
Proportion of Group sales April – June 2004	65 %	21 %	4 %	7 %	3 %	100 %
EBIT April – June 2005	**218**	**77**	**10**	**20**	**–29**	**296**
EBIT April – June 2004 comparable	195	73	9	19	–34	262
Change versus previous year	12.1 %	4.7 %	11.9 %	0.5 %	–	13.2 %
after adjusting for foreign exchange	12.0 %	9.1 %	11.2 %	–3.1 %	–	14.0 %
Return on sales (EBIT) April – June 2005	**11.6 %**	**11.3 %**	**7.0 %**	**7.7 %**	**–**	**9.8 %**
Return on sales (EBIT) April – June 2004 comparable	11.0 %	12.3 %	7.5 %	9.6 %	–	9.5 %

[1] calculated on the basis of units of 1,000 euros

Henkel Group: Key figures by region[1], January – June 2005 in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Group**
Sales January – June 2005	**3,662**	**1,262**	**265**	**439**	**118**	**5,746**
Sales January – June 2004	3,511	854	226	378	130	5,099
Change versus previous year	4.3 %	47.7 %	17.1 %	16.4 %	–	12.7 %
after adjusting for foreign exchange	4.1 %	54.1 %	17.5 %	17.1 %	–	13.7 %
Proportion of Group sales January – June 2005	**64 %**	**22 %**	**4 %**	**8 %**	**2 %**	**100 %**
Proportion of Group sales January – June 2004	69 %	17 %	4 %	7 %	3 %	100 %
EBIT January – June 2005	**436**	**146**	**13**	**24**	**–58**	**561**
EBIT January – June 2004 comparable	400	98	11	20	–62	467
Change versus previous year	8.8 %	48.3 %	21.5 %	19.4 %	–	20.0 %
after adjusting for foreign exchange	8.6 %	55.1 %	22.6 %	16.4 %	–	21.1 %
Return on sales (EBIT) January – June 2005	**11.9 %**	**11.5 %**	**5.0 %**	**5.4 %**	**–**	**9.8 %**
Return on sales (EBIT) January – June 2004 comparable	11.4 %	11.5 %	4.9 %	5.3 %	–	9.2 %

[1] calculated on the basis of units of 1,000 euros

Sales in the **Europe/Africa/Middle East** region, after adjusting for foreign exchange, increased by 5.5 percent, and by 5.6 percent before adjustment, with all business sectors reporting a significant plus. Aside from further double-digit growth in Eastern Europe, Western Europe also succeeded in improving sales, supported by positive dynamics in Germany. The comparable operating profit (EBIT) for the Europe/Africa/ Middle East region, after adjusting for foreign exchange, rose by 12.0 percent, and by 12.1 percent before adjustment. All business sectors contributed to this growth. Return on sales increased by 0.6 percentage points to 11.6 percent.

In the **North America** region, sales increased by 18.7 percent after adjusting for foreign exchange, and by 14.2 percent before adjustment. The rise is primarily due to the acquisition of Sovereign and the Clorox businesses. Consequently, the Laundry & Home Care, Consumer and Craftsmen Adhesives and Henkel Technologies business sectors each reported substantial improvements. The comparable operating profit for the North America region increased, due largely to acquisitions, by 9.1 percent after adjusting for foreign exchange, and by 4.7 percent before adjustment. Return on sales stood at 11.3 percent.

Sales in the **Latin America** region after adjusting for foreign exchange rose by 17.2 percent, and by 19.4 percent before adjustment. With economic revival in the region ongoing, all business sectors reported double-digit percentage growth rates in sales. The comparable operating profit for the Latin America region increased by 11.2 percent after adjusting for foreign exchange, and by 11.9 percent before adjustment. Return on sales amounted to 7.0 percent.

In the **Asia-Pacific** region, sales after adjusting for foreign exchange were 24.0 percent above the prior-year quarter, and up 24.5 percent before adjustment. All business sectors contributed to this growth, particularly Laundry & Home Care, which profited from the insecticide business in South Korea acquired from Clorox in the previous year. The comparable operating profit for the Asia-Pacific region fell by 3.1 percent after adjusting for foreign exchange. Before adjustment, there was an increase of 0.5 percent. Return on sales stood at 7.7 percent.

Laundry & Home Care

Sales[1] in million euros

	Q 2	1 – 6
2005	**1,012**	**1,969**
2004	**938**	**1,688**
Change versus previous year	7.9 %	16.6 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 2	1 – 6
Change versus previous year	7.9 %	16.6 %
Foreign exchange	–1.0 %	–1.2 %
after adjusting for foreign exchange	8.9 %	17.8 %
acquisitions/divestments	6.4 %	15.4 %
organic[1]	2.5 %	2.4 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 2	1 – 6
2005	**103**	**210**
2004 comparable	**88**	**158**
Change versus previous year	16.0 %	32.7 %
after adjusting for foreign exchange	17.1 %	33.9 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 2	1 – 6
2005	**10.1 %**	**10.7 %**
2004 comparable	**9.4 %**	**9.4 %**
Change versus previous year	0.7 pp	1.3 pp
after adjusting for foreign exchange	0.8 pp	1.4 pp

pp = percentage points

Sales of the **Laundry & Home Care** business sector, after adjusting for foreign exchange, exceeded the prior-year quarter by 8.9 percent. Contributory factors were the businesses acquired from Clorox and a 2.5 percent increase in organic sales. Overall, growth within Europe was encouraging, with major increases achieved particularly in Eastern Europe. In the USA, we succeeded in maintaining our market position despite toughening competition in the important value segment for heavy-duty detergents. With markedly double-digit percentage growth rates, our businesses in Asia and Latin America performed very well.

Operating profit, adjusted for foreign exchange, rose by 17.1 percent versus the comparable figure for the previous year. This increase was due in particular to acquisition-related synergy effects, lower distribution and administrative costs, and a larger proportion of premium-margin products. At 10.1 percent, return on sales was significantly higher than in the previous year. Return on capital employed (ROCE), at 13.3 percent, was 1.3 percentage points above the prior-year figure. This is due primarily to the strong growth in profit.

Our *heavy-duty detergents* business continued to perform well, with major contributions coming from our businesses in Eastern Europe and Latin America. Results in Western Europe and the USA were affected by continuing tough competition. Both Eastern Europe and Turkey saw the launch of new Persil variants featuring the fragrance of Silan and Vernel respectively, the leading fabric softener brands in those markets. In Germany, Persil was the subject of a brand promotion campaign involving a prize draw for about 100 diamonds, symbols of the ultimate in purity for which Persil stands.

Sales of *special detergents* were below the prior year. This business has experienced difficult times lately in Western Europe and the USA. By contrast, sales in Eastern Europe and Latin America were very encouraging, with the Mas brand acquired in Mexico in 2004 making a major contribution to the upward trend. In Western Europe, the new multi-purpose stain remover Sil Oxi Perfect 2 was launched onto the market.

Our *household cleaners* again constituted our primary growth drivers. Sales increased in all regions, and particularly in Germany. The businesses acquired from Clorox also performed well. The emphasis in our marketing activities was on the pan-European launch of Somat 5. Our successful Bref Power Cleaner range was further expanded with the inclusion of an ultra-strong multi-degreaser.

Outlook

For 2005, we continue to expect growth in organic sales to be above the market average and operating profit, adjusted for foreign exchange, to undergo a double-digit rise versus the comparable prior-year figure of 351 million euros.

Cosmetics/Toiletries

Sales[1] in million euros

	Q 2	1 – 6
2005	**684**	**1,278**
2004	**661**	**1,164**
Change versus previous year	3.4 %	9.8 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 2	1 – 6
Change versus previous year	3.4 %	9.8 %
Foreign exchange	–0.7 %	–0.8 %
after adjusting for foreign exchange	4.1 %	10.6 %
acquisitions/divestments	1.0 %	8.7 %
organic[1]	3.1 %	1.9 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 2	1 – 6
2005	**84**	**152**
2004 comparable	**82**	**133**
Change versus previous year	2.0 %	14.3 %
after adjusting for foreign exchange	3.4 %	15.8 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 2	1 – 6
2005	**12.3 %**	**11.9 %**
2004 comparable	**12.5 %**	**11.5 %**
Change versus previous year	–0.2 pp	0.4 pp
after adjusting for foreign exchange	0.0 pp	0.6 pp

pp = percentage points

Sales at **Cosmetics/Toiletries**, adjusted for foreign exchange, were 4.1 percent above prior year. This was primarily due to a 3.1 percent increase in organic sales, with Germany, Eastern Europe and the Middle East as the main contributors.

Operating profit, adjusted for foreign exchange, was 3.4 percent higher than the previous year. This disproportionately lower growth rate is largely due to higher marketing costs. Return on sales fell slightly to 12.3 percent. The reduction in capital base led to an increase in return on capital employed (ROCE) of 2.3 points to 16.1 percent.

We added Poly Color Revital to our European *hair cosmetics* portfolio. This innovative colorant featuring a collagen hair filler/volumizer has been especially formulated for older hair. We also supplemented our Asia portfolio with two new colorant brands in India and the launch of Brillance in Thailand. The first styling series with lycra active ingredients, marketed under the Taft brand, creates an invisible, flexible net within the hair to give it optimum hold. We also developed a care line for brunettes, Gliss Kur Satin Brown.

In the *body care* business, the relaunch of our Fa care series is showing positive results. The new shower gel variants with yogurt extracts have been particularly successful. In the USA, there was a decline in sales of bar soap. We succeeded in consolidating our market position in the growing liquid soap segment with the innovative product line Dial Complete.

Our *skin care* business underwent further growth, with Diadermine leading the way. New products have been incorporated to expand the Body Perfect and Wrinkle Expert lines. The new moisturizer series Hydra Eclat was also highly successful.

Our *oral care* business made further gains thanks to our whitening and 2in1 products, with the Theramed brand profiting in Germany and France. We further strengthened our position with our innovative Theramed Perfect whitening pen.

The *hair salon* business underwent further expansion thanks to encouraging developments in Europe and a revamp of our Indola brand. Both a new styling range and a care line for problematic scalps were launched onto the market under this label. We introduced a new two-phase colorant for intensive colors and a lasting shine under the name Igora Duality.

Outlook

We expect the markets of Eastern Europe, North America and Asia to continue as the growth drivers for the cosmetics segment in 2005.

We continue to expect organic growth in sales to outperform the market over the year. We expect operating profit, adjusted for foreign exchange, to increase in the double-digit percentage range versus the comparable prior-year figure of 291 million euros.

Consumer and Craftsmen Adhesives

Sales[1] in million euros

	Q 2	1 – 6
2005	**427**	**798**
2004	**365**	**708**
Change versus previous year	17.0 %	12.7 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 2	1 – 6
Change versus previous year	17.0 %	12.7 %
Foreign exchange	–0.2 %	–0.7 %
after adjusting for foreign exchange	17.2 %	13.4 %
acquisitions/divestments	12.7 %	11.1 %
organic[1]	4.5 %	2.3 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 2	1 – 6
2005	**46**	**87**
2004 comparable	**41**	**82**
Change versus previous year	13.0 %	5.7 %
after adjusting for foreign exchange	12.4 %	5.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 2	1 – 6
2005	**10.7 %**	**10.9 %**
2004 comparable	**11.1 %**	**11.6 %**
Change versus previous year	–0.4 pp	–0.7 pp
after adjusting for foreign exchange	–0.4 pp	–0.7 pp

pp = percentage points

At 17.2 percent after adjusting for foreign exchange, the increase in sales of the **Consumer and Craftsmen Adhesives** business sector above the prior year was considerable. The rise was due not only to our acquisitions but also to an encouragingly high organic growth rate of 4.5 percent. Following a weak first quarter, our growth now significantly exceeded that of the market. Our businesses in the USA, Asia and Eastern Europe continued to perform very well, while important Western European markets once again weakened. We continued to respond to the substantial rise in raw material prices through worldwide price increases.

Operating profit, adjusted for foreign exchange, was 12.4 percent above the comparable level for the previous year. Return on sales fell slightly to 10.7 percent. There were two reasons for this: the general weakness of the Western European market and the fact that we were unable to fully pass on to our customers the significant increases in raw material costs. There was an increase in our capital base as a result of our acquisitions, leading to a decrease in return on capital employed (ROCE) to 15.3 percent.

Due to the prevailing market conditions, the performance of our *adhesives and adhesive tapes for home, school and office* declined somewhat. However, business was boosted by our cyanoacrylates in Eastern Europe. We initiated the international launch of our new and attractive range of adhesive tapes for home, school and office, focusing first on Europe.

In the case of our *adhesives and sealants for DIY and craftsmen*, faster growth rates achieved outside Europe offset the market downturn encountered in Western Europe. We succeeded in integrating the acquisitions of the previous year, thus adding momentum to this generally upward trend. There were particularly positive developments in relation to the businesses incorporated as part of the Sovereign acquisition in North America.

Our activities in the *building adhesives* segment generated encouraging successes, with the highest growth rates achieved in Eastern Europe. In order to further support this expansion, an additional production facility in Romania has now been brought on stream. Despite the prevailing difficult market conditions, our business in Germany also performed well.

Outlook

We expect further positive developments during the second half of the year. However, we currently do not anticipate any sustained improvement in the difficult situation prevailing in the raw material markets.

Overall, we continue to expect organic sales to grow significantly faster than the market. We expect operating profit, adjusted for foreign exchange, to increase in the double-digit percentage range versus the comparable prior-year figure of 169 million euros.

Henkel Technologies

Sales[1] in million euros

	Q 2	1 – 6
2005	**825**	**1,583**
2004	**728**	**1,409**
Change versus previous year	13.5 %	12.4 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 2	1 – 6
Change versus previous year	13.5 %	12.4 %
Foreign exchange	–1.0 %	–1.3 %
after adjusting for foreign exchange	14.5 %	13.7 %
acquisitions/divestments	10.1 %	10.1 %
organic[1]	4.4 %	3.6 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 2	1 – 6
2005	**92**	**170**
2004 comparable	**85**	**156**
Change versus previous year	8.3 %	8.6 %
after adjusting for foreign exchange	8.9 %	9.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 2	1 – 6
2005	**11.1 %**	**10.7 %**
2004 comparable	**11.6 %**	**11.1 %**
Change versus previous year	–0.5 pp	–0.4 pp
after adjusting for foreign exchange	–0.4 pp	–0.3 pp

pp = percentage points

Compared to the prior-year quarter, the **Henkel Technologies** business sector increased sales, adjusted for foreign exchange, by 14.5 percent, driven both by acquisitions and a 4.4 percent organic growth rate. The situation was helped by a slight recovery in our core European markets.

Operating profit, adjusted for foreign exchange, exceeded the comparable prior-year figure by 8.9 percent, with the acquisitions making a major contribution. Growth in operating profit lagged behind that of sales due to recent substantial upward movements in raw material prices which we have not yet completely passed on. At 11.1 percent, return on sales declined by 0.5 percentage points. The increase in operating profit and a slight decrease in invested capital improved return on capital employed (ROCE) by 2.0 percentage points to 15.8 percent.

Business with the *automotive industry* was further expanded. We were successful in Europe with our combination materials for cavity fill and sealing applications. Our adhesives and sealants specially developed for the aerospace industry passed the test of the inaugural flight of the Airbus A380, the world's largest passenger airliner.

Our lead-free soldering pastes for the *electronics industry* continued to enjoy success. Major customers operating on a worldwide scale have now issued the appropriate approvals for their production. The introduction of innovative surface protective products helped us win new customers in the European and American *steel industry*.

Our activities in the *durable goods* market developed very well thanks to the revival of Europe's furniture industry. Discussions initiated at the world-leading furniture fair, Ligna in Hanover, were highly successful, resulting in an initial wave of supply contracts.

Our film laminating adhesives for *consumer goods* packaging continued to perform very well. In the *industrial maintenance, repair and overhaul* sector, we expanded our market share through the introduction of new products in the sealants and lubricants segments.

Outlook

By the end of this quarter, we have experienced a revival in markets and regions, where we have had relatively low growth so far. We expect the second half of the year to bring a slightly improved sales situation overall. Our attention remains focused on our raw material markets.

For 2005, we continue to expect organic sales to grow significantly faster than the market. We expect operating profit, adjusted for foreign exchange, to increase in the double-digit percentage range versus the comparable prior-year figure of 299 million euros.

Henkel Group: Segment Information[1)]

Second Quarter 2005 in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Consumer Adhesives	Henkel Tech-nologies	Corporate	**Group**
Sales April – June 2005	**1,012**	**684**	**427**	**825**	**61**	**3,009**
Change versus previous year	7.9 %	3.4 %	17.0 %	13.5 %	–	9.2 %
Proportion of Group sales	34 %	23 %	14 %	27 %	2 %	100 %
Sales April – June 2004	938	661	365	728	64	2,756
EBITDA April – June 2005	**133**	**97**	**56**	**117**	**–24**	**379**
EBITDA April – June 2004	118	95	49	106	–27	341
Change versus previous year	13.6 %	1.9 %	14.6 %	9.5 %	–	11.6 %
Return on sales (EBITDA) April – June 2005	**13.2 %**	**14.2 %**	**13.2 %**	**14.1 %**	**–**	**12.6 %**
Return on sales (EBITDA) April – June 2004	12.5 %	14.4 %	13.5 %	14.6 %	–	12.4 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment April – June 2005	**30**	**13**	**10**	**25**	**5**	**83**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment April – June 2004	30	13	8	21	7	79
EBIT April – June 2005	**103**	**84**	**46**	**92**	**–29**	**296**
EBIT comparable April – June 2004	88	82	41	85	–34	262
Change versus previous year	16.0 %	2.0 %	13.0 %	8.3 %	–	13.2 %
Return on sales (EBIT) April – June 2005	**10.1 %**	**12.3 %**	**10.7 %**	**11.1 %**	**–**	**9.8 %**
Return on sales (EBIT) comparable April – June 2004	9.4 %	12.5 %	11.1 %	11.6 %	–	9.5 %
Return on capital employed (ROCE) April – June 2005	**13.3 %**	**16.1 %**	**15.3 %**	**15.8 %**	**–**	**13.8 %**
Return on capital employed (ROCE) April – June 2004	12.0 %	13.8 %	18.2 %	13.8 %	–	11.8 %
Capital employed April – June 2005[2)]	**3,085**	**2,087**	**1,199**	**2,317**	**–116**	**8,572**
Capital employed April – June 2004[2)]	2,943	2,385	890	2,457	170	8,845
Change versus previous year	4.9 %	–12.5 %	34.6 %	–5.7 %	–	–3.1 %
Capital expenditures (excl. financial assets) April – June 2005	**35**	**15**	**25**	**48**	**9**	**132**
Capital expenditures (excl. financial assets) April – June 2004	1,870	1,158	19	22	4	3,073
Operating assets April – June 2005	**4,310**	**2,726**	**1,418**	**2,722**	**359**	**11,535**
Operating liabilities April – June 2005	**987**	**718**	**329**	**716**	**475**	**3,225**
Net operating assets employed April – June 2005[3)]	**3,323**	**2,008**	**1,089**	**2,006**	**–116**	**8,310**
Operating assets April – June 2004	4,778	3,203	1,070	2,551	407	12,009
Operating liabilities April – June 2004	1,996	1,153	278	628	240	4,295
Net operating assets employed April – June 2004[3)]	2,782	2,050	792	1,923	167	7,714

[1)] calculated on the basis of units of 1,000 euros [2)] including goodwill at cost [3)] including goodwill at residual book values

Henkel Group: Segment Information[1)]

January – June 2005 in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Consumer Adhesives	Henkel Tech-nologies	Corporate	Group
Sales January – June 2005	**1,969**	**1,278**	**798**	**1,583**	**118**	**5,746**
Change versus previous year	16.6 %	9.8 %	12.7 %	12.4 %	–	12.7 %
Proportion of Group sales	34 %	22 %	14 %	28 %	2 %	100 %
Sales January – June 2004	1,688	1,164	708	1,409	130	5,099
EBITDA January – June 2005	**267**	**175**	**106**	**216**	**-46**	**718**
EBITDA January – June 2004	211	156	101	198	-51	615
Change versus previous year	27.1 %	12.0 %	5.0 %	8.8 %	–	16.9 %
Return on sales (EBITDA) January – June 2005	**13.6 %**	**13.7 %**	**13.4 %**	**13.6 %**	**–**	**12.5 %**
Return on sales (EBITDA) January – June 2004	12.5 %	13.4 %	14.3 %	14.1 %	–	12.1 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – June 2005	**57**	**23**	**19**	**46**	**12**	**157**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – June 2004	53	23	19	42	11	148
EBIT January – June 2005	**210**	**152**	**87**	**170**	**-58**	**561**
EBIT comparable January – June 2004	158	133	82	156	-62	467
Change versus previous year	32.7 %	14.3 %	5.7 %	8.6 %	–	20.0 %
Return on sales (EBIT) January – June 2005	**10.7 %**	**11.9 %**	**10.9 %**	**10.7 %**	**–**	**9.8 %**
Return on sales (EBIT) comparable January – June 2004	9.4 %	11.5 %	11.6 %	11.1 %	–	9.2 %
Return on capital employed (ROCE) January – June 2005	**13.1 %**	**14.1 %**	**14.9 %**	**14.8 %**	**–**	**12.9 %**
Return on capital employed (ROCE) January – June 2004	16.2 %	15.2 %	18.7 %	13.4 %	–	13.2 %
Capital employed January – June 2005[2)]	**3,202**	**2,171**	**1,164**	**2,287**	**-159**	**8,665**
Capital employed January – June 2004[2)]	1,948	1,760	875	2,335	144	7,062
Change versus previous year	64.3 %	23.3 %	33.1 %	-2.1 %	–	22.7 %
Capital expenditures (excl. financial assets) January – June 2005	**71**	**25**	**266**	**289**	**15**	**666**
Capital expenditures (excl. financial assets) January – June 2004	1,941	1,364	76	43	10	3,434
Operating assets January – June 2005	**4,255**	**2,676**	**1,383**	**2,692**	**322**	**11,328**
Operating liabilities January – June 2005	**993**	**697**	**326**	**707**	**481**	**3,204**
Net operating assets employed January – June 2005[3)]	**3,262**	**1,979**	**1,057**	**1,985**	**-159**	**8,124**
Operating assets January – June 2004	3,241	2,327	1,050	2,511	391	9,520
Operating liabilities January – June 2004	1,390	863	276	605	248	3,382
Net operating assets employed January – June 2004[3)]	1,851	1,464	774	1,906	143	6,138

[1)] calculated on the basis of units of 1,000 euros [2)] including goodwill at cost [3)] including goodwill at residual book values

Henkel Group: Consolidated Statement of Income

Second Quarter 2005 in million euros

	Q 2/2004	%	comparable Q 2/2004	%	**Q 2/2005**	%	**Change**
Sales	**2,756**	**100.0**	**2,756**	**100.0**	**3,009**	**100.0**	**9.2 %**
Cost of sales	1,460	53.0	1,460	53.0	1,629	54.1	11.6 %
Gross profit	**1,296**	**47.0**	**1,296**	**47.0**	**1,380**	**45.9**	**6.5 %**
Marketing, selling and distribution costs	809	29.4	809	29.4	864	28.7	6.8 %
Research and development costs	69	2.5	69	2.5	81	2.7	17.4 %
Administrative expenses	160	5.8	160	5.8	155	5.2	–3.1 %
Other operating income	36	1.3	36	1.3	37	1.2	2.8 %
Other operating charges	20	0.7	20	0.7	18	0.6	–10.0 %
Goodwill amortization	64	2.3	–	–	–	–	–
Restructuring costs	12	0.4	12	0.4	3	0.1	–75.0 %
Operating profit (EBIT)	**198**	**7.2**	**262**	**9.5**	**296**	**9.8**	**13.2 %**
Net income from participations	56	2.0	56	2.0	21	0.7	–62.5 %
Net interest expense	–49	–1.8	–49	–1.8	–46	–1.5	–6.1 %
Financial items	**7**	**0.2**	**7**	**0.2**	**–25**	**–0.8**	**–**
Earnings before tax	**205**	**7.4**	**269**	**9.7**	**271**	**9.0**	**0.7 %**
Taxes on income	–70	–2.5	–70	–2.5	–70	–2.3	–
Net earnings	**135**	**4.9**	**199**	**7.2**	**201**	**6.7**	**1.0 %**
Minority interests	–4	–0.1	–4	–0.1	–5	–0.2	25.0 %
Net earnings after minority interests	**131**	**4.8**	**195**	**7.1**	**196**	**6.5**	**0.5 %**
Earnings per preferred share (in euros)	**0.92**		**1.37**		**1.38**		**0.7 %**
Earnings per ordinary share (in euros)	**0.91**		**1.35**		**1.37**		**1.5 %**

Notes to the Consolidated Statement of Income, January through June 2005

Due primarily to acquisitions, sales in the first half of 2005 rose by 12.7 percent compared with the same period in the previous year. The primary contributors were our recent purchases Dial, Sovereign and Orbseal, and the businesses acquired from Clorox. Over the same period, the cost of sales grew by 15.2 percent. Gross profit improved by 9.9 percent to 2,670 million euros. Owing to the disproportionately high increase in cost of sales versus sales revenue, gross margin fell by 1.2 percentage points from 47.7 percent to 46.5 percent. This decrease in margin is due particularly to the significant increase in the prices that we are having to pay for raw materials and packaging.

Marketing, selling and distribution costs increased by 9.3 percent. At 154 million euros, research and development costs were well above the prior-year level and, during the first half of 2005, represented a share of 2.7 percent of sales. Administrative expenses increased by just 4.8 percent. A major reason for this moderate rise lies in the measures successfully implemented as part of the Advanced Restructuring measures, which has been on schedule since its initiation in 2004. The administrative expenses attributable to the same period of the previous year were additionally burdened by non-capitalized costs arising in conjunction with the Dial acquisition.

Henkel Group: Consolidated Statement of Income

January – June 2005 in million euros

	1 – 6/2004	%	comparable 1 – 6/2004	%	**1 – 6/2005**	%	**Change**
Sales	**5,099**	**100.0**	**5,099**	**100.0**	**5,746**	**100.0**	**12.7 %**
Cost of sales	2,669	52.3	2,669	52.3	3,076	53.5	15.2 %
Gross profit	**2,430**	**47.7**	**2,430**	**47.7**	**2,670**	**46.5**	**9.9 %**
Marketing, selling and distribution costs	1,533	30.0	1,533	30.0	1,675	29.3	9.3 %
Research and development costs	133	2.6	133	2.6	154	2.7	15.8 %
Administrative expenses	289	5.7	289	5.7	303	5.3	4.8 %
Other operating income	56	1.1	56	1.1	68	1.3	21.4 %
Other operating charges	47	1.0	47	1.0	37	0.6	−21.3 %
Goodwill amortization	94	1.8	–	–	–	–	–
Restructuring costs	17	0.3	17	0.3	8	0.1	−52.9 %
Operating profit (EBIT)	**373**	**7.4**	**467**	**9.2**	**561**	**9.8**	**20.0 %**
Net income from participations	93	1.8	93	1.8	38	0.7	−59.1 %
Net interest expense	−75	−1.5	−75	−1.5	−102	−1.8	−36.0 %
Financial items	**18**	**0.3**	**18**	**0.3**	**−64**	**−1.1**	**–**
Earnings before tax	**391**	**7.7**	**485**	**9.5**	**497**	**8.7**	**2.5 %**
Taxes on income	−127	−2.5	−127	−2.5	−128	−2.3	0.8 %
Net earnings	**264**	**5.2**	**358**	**7.0**	**369**	**6.4**	**3.1 %**
Minority interests	−6	−0.1	−6	−0.1	−8	−0.1	33.3 %
Net earnings after minority interests	**258**	**5.1**	**352**	**6.9**	**361**	**6.3**	**2.6 %**
Earnings per preferred share (in euros)	**1.82**		**2.47**		**2.54**		**2.8 %**
Earnings per ordinary share (in euros)	**1.79**		**2.44**		**2.51**		**2.9 %**

The net balance of other operating income and charges increased by 22 million euros due particularly to foreign currency gains from our operating business. At 8 million euros, current restructuring costs were 9 million euros below the level of the previous year.

Pursuant to IFRS 3 – "Business Combinations" – goodwill is no longer subject to scheduled amortization effective fiscal 2005; instead, it must be reviewed at least annually for impairment on the basis of impairment tests. For better comparability, the figures both for the first half year and for the second quarter of 2004 have been shown with an additional column depicting the situation before goodwill amortization.

Financial items fell by 82 million euros to −64 million euros. Absent from net income from participations were our earnings from Clorox which, in the previous year, amounted to 67 million euros. Income from our participation in Ecolab increased by 11 million euros to 37 million euros. Net interest expense increased by 27 million euros compared with the previous year. Interest charges rose as a result of the higher average borrowings level that prevailed in the half-year comparison. On the income side, the interest previously received from the Cognis vendor note, redeemed in the second quarter of 2004, is now absent. The interest element of pension provisions increased slightly compared with the level of the previous year.

The tax rate amounted to 25.8 percent, thus remaining at the prior-year level after allowing for the effects of goodwill amortization.

At 369 million euros, net earnings for the half year were 3.1 percent above the prior-year figure. Net earnings after minority interests for the half year amounted to 361 million euros. Earnings per preferred share increased from 2.47 euros to 2.54 euros – a rise of 2.8 percent.

Henkel Group: Consolidated Balance Sheet

Consolidated balance sheet in million euros

	12/31/2004	%	**6/30/2005**	%
Intangible assets	4,554	34.6	5,455	39.0
Property, plant and equipment	1,808	13.8	1,976	14.1
Financial assets	1,038	7.9	741	5.3
Fixed assets	**7,400**	**56.3**	**8,172**	**58.4**
Inventories	1,196	9.1	1,410	10.1
Trade accounts receivable	1,743	13.3	2,095	15.0
Other receivables and miscellaneous assets	777	5.9	694	5.0
Liquid funds/Marketable securities	1,695	12.9	1,265	9.0
Current assets	**5,411**	**41.2**	**5,464**	**39.1**
Deferred tax assets	**327**	**2.5**	**350**	**2.5**
Total assets	**13,138**	**100.0**	**13,986**	**100.0**

	12/31/2004	%	**6/30/2005**	%
Equity excluding minority interests	**4,588**	**34.9**	**5,185**	**37.1**
Minority interests	16	0.1	22	0.2
Equity including minority interests	**4,604**	**35.0**	**5,207**	**37.3**
Provisions for pensions and similar obligations	1,815	13.8	1,857	13.2
Other provisions	1,513	11.5	1,546	11.1
Provisions for deferred tax liabilities	455	3.5	462	3.3
Provisions	**3,783**	**28.8**	**3,865**	**27.6**
Borrowings	3,174	24.2	3,162	22.6
Trade accounts payable	1,099	8.4	1,189	8.5
Other liabilities	478	3.6	563	4.0
Liabilities	**4,751**	**36.2**	**4,914**	**35.1**
Total equity and liabilities	**13,138**	**100.0**	**13,986**	**100.0**

Henkel Group: Statement of Changes in Equity

Statement of changes in equity in million euros

	2004	**2005**
Shareholders' equity including minority interests at 01/01	**3,386**	**4,604**
Net earnings	264	369
thereof minority interests	−6	−8
Dividend distributions	−172	−187
Other changes taken to equity	40	−25
Foreign exchange	25	446
Shareholders' equity including minority interests at 06/30	**3,543**	**5,207**

Notes to the Balance Sheet/Statement of Changes in Equity, January through June 2005

The balance sheet total as of June 30, 2005 has risen by 848 million euros to 13,986 million euros. This corresponds to an increase of 6.5 percent. The rise on the assets side is due to a substantial increase in fixed assets compared with the previous year. Despite a decrease in liquid funds, current assets remained virtually constant.

Intangible assets rose by around 900 million euros. Of this increase, around one half is due to acquisitions (Sovereign in particular), with the other half due to foreign exchange effects: compared with the balance sheet as of December 31, 2004, the US dollar has appreciated against the euro by 15 cents. Property, plant and equipment increased by 168 million euros, with capital expenditures slightly exceeding depreciation; acquisitions and foreign exchange effects contributed a total of 144 million euros to this rise. Financial assets declined by 297 million euros to 741 million euros. The cause of the decrease is the first-time consolidation of Sovereign in 2005 which, given the late transaction closing date toward the end of 2004, was initially recognized in financial assets.

At 5,464 million euros, current assets remained at the level of the previous year. A decrease in liquid funds amounting to 430 million euros was countered by an increase in inventories (214 million euros) and also in accounts receivable and miscellaneous assets (269 million euros).

Shareholders' equity rose from 4,604 million euros to 5,207 million euros. The increase is due primarily to net earnings for the half year amounting to 369 million euros, and foreign exchange effects of 446 million euros. There was an outflow of 187 million euros in dividends paid, while other changes in shareholders' equity not affecting income had a negative impact amounting to 25 million euros.

At 82 million euros, provisions rose 2.2 percent compared with the previous year. Provisions for pensions and similar obligations increased by 42 million euros as a result of foreign exchange effects and also due to pension obligations assumed from the Sovereign acquisition. Other provisions increased by 33 million euros.

The operational utilization of other provisions – due, for example, to the scheduled indementation of the Advanced Restructuring measures and the refinancing of the Dial bond – was more than offset by the impact of acquisitions and foreign exchange effects.

The rise in liabilities from 4,751 million euros to 4,914 million euros was primarily due to non-interest-bearing liabilities. Trade accounts payable rose by 90 million euros, and other liabilities increased by 85 million euros as a result of foreign exchange effects and the negative fair values of derivative financial instruments. Despite foreign exchange effects borrowings decreased by 12 million euros. In addition, the Sovereign bond, which had not yet been included in the borrowings for 2004, was redeemed in the first half of 2005.

The equity ratio rose by 2.3 percentage points to 37.3 percent.

Henkel Group: Cash Flow Statement

Cash flow statement in million euros

	comparable 1 – 6/2004[1]	**1 – 6/2005**
Operating profit (EBIT)	**467**	**561**
Income taxes paid	–117	–120
Depreciation/write-ups of fixed assets (excluding financial assets)	148	157
Net gains/losses from disposals of fixed assets (excluding financial assets)	–1	–2
Change in inventories	–4	–116
Change in receivables and miscellaneous assets	–208	–206
Change in liabilities and provisions	89	–89
Cash flow from operating activities	**374**	**185**
Capital expenditures on intangible assets	–3	–9
Capital expenditures on property, plant and equipment	–145	–173
Capital expenditures on financial assets/acquisitions	–2,426	–36
Proceeds from disposals of fixed assets	423	20
Cash flow from investing activities/acquisitions	**–2,151**	**–198**
Henkel KGaA dividends	–167	–181
Subsidiary company dividends (to other shareholders)	–5	–6
Interest and dividends received	62	29
Interest paid	–99	–125
Dividends and interest paid and received	–209	–283
Change in borrowings	1,038	–281
Other financing transactions	1	–9
Cash flow from financing activities	**830**	**–573**
Change in cash and cash equivalents	**–947**	**–586**
Effects of exchange rate changes on cash and cash equivalents	2	156
Change in liquid funds and marketable securities	**–945**	**–430**
Liquid funds and marketable securities at January 1	1,188	1,695
Liquid funds and marketable securities at June 30	243	1,265

Computation of free cash flow in million euros

	comparable 1 – 6/2004[1]	**1 – 6/2005**
Cash flow from operating activities	**374**	**185**
Capital expenditures on intangible assets	–3	–9
Capital expenditures on property, plant and equipment	–145	–173
Proceeds from disposals of fixed assets	423	20
Dividends received/Net interest	–37	–96
Free cash flow	**612**	**–73**

[1] No impact on the cash flow from operating activities as a result of the adoption of the new IAS/IFRS Standards. The EBIT (+94 million euros) and the Depreciation/write-ups of fixed assets (–94 million euros) were adjusted because goodwill is no longer amortizised.

Notes to the Cash Flow Statement, January through June 2005

Cash flow from operating activities amounted to 185 million euros, a decrease of 189 million euros compared with the previous year. Earnings before interest, taxes, depreciation and amortization (EBITDA) improved by 103 million euros. Income taxes paid remained at the level of the previous year. The decrease in operating cash flow is due to an increase in net working capital of 411 million euros, 288 million euros more than during the prior-year period. This rise resulted from higher inventories and trade accounts receivable. We took the precaution of building up inventories in order to provide a cushion against the increasing scarcity of certain raw materials and price rises in respect of raw and packaging materials. Trade accounts receivable increased in the same order of magnitude as in the previous year. At the same time, there was a decrease in non-interest-bearing liabilities and provisions resulting from the utilization of provisions for the Advanced Restructuring measures and from refinancing activities relating to Dial and Sovereign.

Cash flow from investing activities/acquisitions amounted to −198 million euros. This meant a decrease in expenditures in this category of 1,953 million euros compared to the previous year. Expenditure on property, plant and equipment and intangible assets for continuing operations rose by 34 million euros to 182 million euros. By contrast, cash outflow for acquisitions fell significantly due to the impact of the purchase prices paid for Dial and ARL in the previous year. The redemption of the vendor note by Cognis, included in the amount of 413 million euros in proceeds from disposals of fixed assets in the previous year, had the opposite effect.

At − 573 million euros, **cash flow from financing activities** was 1,403 million euros below the figure for the previous year. Dividends and interest paid and received fell by 74 million euros, due particularly to the absence of dividends from Clorox (27 million euros), an increased dividend payout compared with the previous year (15 million euros) and higher interest payments resulting from the increase in average borrowings (26 million euros). In addition, financial debt amounting to 281 million euros was redeemed in the first half of 2005. This compared with an acquisition-related increase in borrowings amounting to more than 1 billion euros in the previous year.

Free cash flow, shown before investments in financial assets/acquisitions and dividends paid, amounted to − 73 million euros. Adjusted for exceptional items, free cash flow decreased by 114 million euros, from 199 million euros to 85 million euros.

Supplementary Notes

Earnings Per Share

Basic (undiluted) earnings per share are calculated by dividing net earnings after minority interests by the weighted average number of shares outstanding during the period under review.

The Stock Incentive Plan, initiated in 2000, diluted earnings per share as of the close on June 30, 2005, because the options granted under two tranches were "in the money". The number of potentially outstanding preferred shares generating this effect is 192,922. As a consequence, diluted earnings per share are 0.8 euro cents lower than the basic EPS figure.

Earnings per share

		1 – 6/2005
Net earnings after minority interests	**in million euros**	**361**
Number of outstanding ordinary shares		86,598,625
Earnings per ordinary share	**in euros**	**2.51**
Number of outstanding preferred shares[1]		56,908,466
Earnings per preferred share	**in euros**	**2.54**
Dilution effect arising from Stock Incentive Plan		192,922
Number of potential outstanding preferred shares		57,101,388
Diluted earnings per preferred share	**in euros**	**2.53**

[1] weighted average

Accounting and Valuation Policies

This unaudited interim report of the Henkel Group, like the consolidated annual financial statements for fiscal 2004, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied to the 2004 financial statements, with the following exceptions:

- Since January 1, 2005, goodwill acquired before March 31, 2004 is no longer subjected to scheduled amortization.
- All share-based payments are treated in accordance with the provisions of IFRS 2.

The new structure of the balance sheet according to the maturity of the individual items, as required by IAS 1, will be implemented in the annual financial statements for fiscal 2005.

Composition of the Group

In addition to Henkel KGaA, the consolidated financial statements include 20 domestic and 236 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for by the at-equity method.

These interim financial statements as of June 30, 2005, reflect the first-time consolidation of the Sovereign Group, Chicago, Illinois, USA. The business combination has been recognized in accordance with the purchase method under which, on the basis of a so-called purchase price allocation process, hidden reserves and hidden charges of the acquired enterprise are reorganized and all identifiable intangible assets are shown separately from goodwill. The purchase price allocation process will be completed in the third quarter of 2005.

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by:
Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

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Calendar

Publication of Report for the Third Quarter 2005: Wednesday, November 2, 2005

Fall Press and Analysts' Conference 2005: Wednesday, November 2, 2005

Press Conference for Fiscal 2005 and Analysts' Meeting 2006: Tuesday, February 21, 2006

Annual General Meeting of Henkel KGaA 2006: Monday, April 10, 2006

Up-to-date facts and figures on Henkel also available on the internet: www.henkel.com

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